Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On July 9, 2003, Smith & Nephew released the following.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM

CANADA, AUSTRALIA OR JAPAN

9 July 2003

Smith & Nephew: response to Centerpulse and InCentive Capital statements

Smith & Nephew plc notes the statements made today by the Boards of Centerpulse AG and InCentive Capital AG regarding the current offers to acquire Centerpulse.

Smith & Nephew is convinced that a combination of its own business with that of Centerpulse will offer shareholders, employees and customers of both companies a superior opportunity for enhanced long-term value.

Smith & Nephew is continuing to review its options. Pending the outcome of that review, Centerpulse and InCentive Capital shareholders are strongly advised to take no action in respect of the Zimmer offers. Under Swiss takeover legislation all offers will remain open for acceptances until 27 August.

Enquiries:

Smith & Nephew

Angie Craig	Tel: +44 (0)20 7401 7646

Corporate Affairs Director

Financial Dynamics

Jonathan Birt	Tel: +44 (0)20 7831 3113

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com